EXHIBIT 99.1

Intellipharmaceutics to Open Market at Toronto Stock Exchange on January 27

TORONTO, Jan. 11, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled release and targeted release oral solid dosage drugs, is pleased to announce that it will open the market at Toronto Stock Exchange on January 27, 2011. Dr. Isa Odidi, Chief Executive Officer and co-Founder of Intellipharmaceutics, along with other Company representatives and guests, will be present for the ceremony.

"We have had a very successful year on both Toronto Stock Exchange and the NASDAQ in 2010, and look forward to continuing our momentum in 2011 and beyond," stated Dr. Odidi. "With four products now before the U.S. Food and Drug Administration for approval, and a rich pipeline of additional drug candidates, I believe we are well positioned for continued growth."

The ceremony will take place at the TMX Broadcast Centre in Toronto. Dr. Odidi will open the market at 9:30 A.M. EST and will be available for interviews following the ceremony.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimated," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our Form 20-F for the fiscal year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com